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                                                          [CELANESE LOGO]
PRESS RELEASE

                                                           Celanese AG
Your contacts:                                             Corporate Center
                                                           Building F 821
Dr. H.-B. Heier                                            D-65926 Frankfurt
am Main
Tel. +49(0)69 305-7112
Fax +49(0)69 305-84160

Phillip Elliott
Tel. +49(0)69 305-33480
Fax +49(0)69 305-17082

                                                           December 15,1999
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CELANESE AG TO COVER 1999  INCENTIVE  AND EQUITY  PARTICIPATION  PROGRAMS



Celanese has decided to hedge the financial exposure resulting from the approximately 5.1 million Stock Appreciation Rights (SARs) it expects to grant to its employees and management as part of long-term stock-based incentive programs. From time to time from December 15, 1999 onwards, the company will therefore purchase options covering Celanese AG shares. The base price of the SARs is (euro) 16.3705 per share, calculated on the basis of the average share price during the first 20 days of trading, with employees being entitled to receive in cash the difference between the base price and the price of Celanese shares on the date of exercise of the SARs.